Exhibit 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

AEON Biopharma, Inc.

Effective Date: July 21, 2023

AEON Biopharma, Inc. (the “Company”) is committed to ensuring an ethical workplace. This Code of Business Conduct and Ethics (this “Code of Conduct”) reflects the business practices and principles of behavior that support this commitment. The Company expects every director, officer, employee, consultant and any other service provider of the Company or its subsidiaries who is acting on behalf of the Company or its subsidiaries (each, a “Covered Party”) to read, understand, and abide by the Code of Conduct and its application to the performance of his or her business responsibilities for and on behalf of the Company.

The Code of Conduct should be used in conjunction with any and all other workplace policies adopted by the Company. The Code of Conduct addresses conduct that is important for Covered Parties to learn and understand. Where there is no stated guideline in the Code of Conduct or otherwise, it is the responsibility of each Covered Party to apply common sense, together with his or her own personal ethical standards, in making business decisions.

By working at the Company, you agree to comply with the Code of Conduct, and to revisit and review it at least annually and whenever the Company notifies you of any material updates. Violations of the Code of Conduct will not be tolerated. Any Covered Party who violates the standards in the Code of Conduct may be subject to disciplinary action, up to and including immediate termination. You should not hesitate to ask questions about whether any conduct may violate the Code of Conduct, voice concerns, or clarify gray areas.

Nothing in this Code of Conduct changes the fact that your employment at the Company is at-will and may be terminated at the will of either the Company or the employee, with or without cause or prior notice.

1.            HONEST AND ETHICAL CONDUCT

It is the Company’s policy to conduct affairs in an honest and ethical manner. The integrity and reputation of the Company depends on the honesty, fairness and integrity brought to the job by each person associated with the Company, including all Covered Parties. Unyielding personal integrity is the foundation of corporate integrity.

Covered Parties are prohibited from providing false, dishonest, or misleading information on any and all Company documents and materials.

Covered Parties who engage in contact with customers, vendors, and/or members of the public in the course of their job duties must show such persons courtesy and professionalism at all times. Rudeness, profanity or disruptive conduct in the presence of the Company’s customers, vendors, or members of the public will not be tolerated.

2.            LEGAL COMPLIANCE

Obeying the law is the foundation of the Code of Conduct. The Company’s success depends upon Covered Parties operating within legal guidelines and cooperating with local, national and international authorities. The Company expects Covered Parties to understand and comply with the legal and regulatory requirements applicable to their business units and areas of responsibility. While the Company does not expect you to memorize every detail of these laws, rules and regulations, the Company wants you to be able to determine when to seek advice from others. If you have a question about compliance with law, you must seek an answer from your supervisor or the Company’s compliance officer, who is currently the Chief Legal Officer of AEON Biopharma, Inc. or its delegate (the “Compliance Officer”).

Disregard of any law, rule or regulation will not be tolerated. Violation of laws, rules and regulations of any country may subject an individual, as well as the Company, to civil and/or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits and to discovery by third parties in the event of a government investigation or civil litigation. It is in everyone’s best interests to know and comply with the Company’s legal obligations.

3.            INSIDER TRADING

Covered Parties who have access to confidential (or “inside”) information are not permitted to use or share that information for any other purpose except to conduct the Company’s business. All non-public information about the Company or about companies with which the Company does business is considered confidential information. To use material non-public information in connection with buying or selling securities, including “tipping” others, including family members, who might make an investment decision on the basis of this information, is not only unethical, it is illegal. You must exercise the utmost care when handling material inside information. You should refer to the Company’s Insider Trading Compliance Policy for more information about rules and considerations when trading in the Company’s securities.

4.            FAIR DEALING

The Company strives to outperform its competition fairly and honestly. Advantages over the Company’s competitors are to be obtained through superior performance of its products, not through unethical or illegal business practices. Acquiring proprietary information from others through improper means, possessing trade secret information that was improperly obtained, or inducing improper disclosure of confidential information from past or present employees of other companies is prohibited, even if motivated by an intention to advance the Company’s interests. If information is obtained by mistake that may constitute a trade secret or other confidential information of another business, or if you have any questions about the legality of proposed information gathering, you must consult your supervisor or the Compliance Officer.

No Covered Party should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice. You are expected to deal fairly with the Company’s partners, suppliers, contributors, employees, consultants, independent contractors, customers and anyone else with whom you have contact in the course of performing your job. Be aware that the Federal Trade Commission Act provides that “unfair methods of competition in commerce, and unfair or deceptive acts or practices in commerce, are declared unlawful.” It is also a violation of the Federal Trade Commission Act to engage in deceptive, unfair or unethical practices and to make misrepresentations in connection with sales activities.

The solicitation by any Covered Party of another Covered Party for the support of any organization is prohibited during working time. In addition, the distribution of paper advertising materials, handbills or other literature is prohibited in all working areas and sales areas at all times. Similarly, non-employees may not come on the Company’s property at any time to solicit for any cause or distribute material or literature of any kind for any purpose.

5.            CONFLICTS OF INTEREST

A conflict of interest occurs when a Covered Party’s private interests interfere, or appear to interfere, with the interests of the Company as a whole.

For example, a conflict of interest can arise when a Covered Party takes actions or has personal interests that may make it difficult to perform his or her Company duties objectively and effectively. A conflict of interest may also arise when a Covered Party, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position at the Company.

Conflicts of interest can also occur indirectly. For example, a conflict of interest may arise when a Covered Party is also an executive officer, a major stockholder or has a material interest in a company or organization doing business with the Company.

This Code of Conduct does not attempt to describe all possible conflicts of interest that could develop. Other common conflicts from which Covered Parties must refrain are set out below:

•	Covered Parties may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Covered Parties may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

•	No Covered Party may take up any management or other employment position with, or have any material interest in, any firm or company that is in direct or indirect competition with the Company.

Each Covered Party has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Company’s Compliance Officer.

6.            CORPORATE OPPORTUNITIES

You may not take personal advantage of opportunities for the Company that are presented to you or discovered by you as a result of your position with the Company or through your use of corporate property, information or any other assets of the Company (the “Company Assets”). Even opportunities that are acquired privately by you may be questionable if they relate to the Company’s existing or proposed lines of business. You may not use Company Assets or your position with the Company for improper personal gain, nor should you compete with the Company in any way.

7.            PROTECTION AND PROPER USE OF COMPANY ASSETS

All Covered Parties should protect, and ensure proper use of, the Company Assets. Theft, carelessness and waste have a direct impact on the Company’s performance and the Company has a zero-tolerance policy for any misuse of Company Assets. Company Assets should be used for legitimate business purposes only. You may discuss any questions about the proper use of Company Assets with your supervisor. Deliberate or careless damage to Company Assets, as well as damage to your co-workers’ or vendors’ or customers’ property, will not be tolerated.

8.            GIFTS AND ENTERTAINMENT

Business gifts and entertainment given in the Company’s name are meant to create goodwill and sound working relationships, and not to gain improper advantage with partners or customers or facilitate approvals from government officials. The exchange, as a normal business courtesy, of meals or entertainment to non-government officials is a common and acceptable practice as long as it is reasonable and proportionate, and not in violation of any applicable laws. Covered Parties may not, however, request or accept any gift or gratuity of any kind from a customer or supplier without the express written authorization of the Compliance Officer.

The Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

9.            CONFIDENTIALITY

In the course of your employment with the Company, you may be exposed to and/or provided with trade secrets (“Trade Secrets”) and other confidential and proprietary information (“Confidential Information”) of the Company relating to the operation of the Company’s business and its customers (collectively referred to as “Trade Secrets/Confidential Information”).

a.            Definitions

“Trade Secrets” mean information, including a formula, pattern, compilation, program, device, method, technique or process, that: (1) derives independent economic value, actual or potential, from not being generally known to the public or to other persons or entities who can obtain economic value from its disclosure or use; and (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. The Company’s Trade Secrets are: (1) not generally known to the public or to the Company’s competitors; (2) were developed or compiled at significant expense by the Company over an extended period of time; and (3) are the subject of the Company’s reasonable efforts to maintain their secrecy.

“Confidential Information” means information belonging to the Company, whether reduced to writing or in a form from which such information can be obtained, translated, or derived into reasonably usable form, that has been provided to personnel during their employment with the Company and/or personnel have gained access to while employed by the Company and/or were developed by personnel in the course of their employment with the Company, that is proprietary and confidential in nature.

b.            Use of Trade Secrets/Confidential Information

One of the Company’s most important assets is its Trade Secrets/Confidential Information. The Company sometimes shares Trade Secrets/Confidential Information with Covered Parties, and expects Covered Parties to keep that information confidential, and not disclose or use it except as needed to perform their work. If you do not know whether something is confidential, ask your supervisor. Unless you hear otherwise, you should assume that everything (financials, strategy and plans, scientific and technical data, details and results of the Company’s studies and clinical trials, information about its product candidates, legal disputes, etc.) is confidential.

In consideration for your employment and continued employment with the Company, you agree and acknowledge that all Trade Secrets/Confidential Information developed, created or maintained by you shall remain at all times the sole property of the Company, and that if the Company’s Trade Secrets/Confidential Information were disclosed to a competing business or otherwise used in an unauthorized manner, such disclosure or use would cause immediate and irreparable harm to the Company and would give a competing business an unfair business advantage against the Company.

Covered Parties are strictly prohibited, at all times during their employment with the Company, except with prior written approval of the Company’s Compliance Officer, from forwarding from their Company email account to personal email account(s) any emails or documents containing any Trade Secrets/Confidential Information, as well as from copying, transferring or uploading to employee’s personal cloud-based or online storage accounts (such as a personal Dropbox or Google Docs account) any documents containing any Trade Secrets/Confidential Information. Covered Parties are also strictly prohibited, at all times during their employment with the Company, except with the express or implicit authorization of the Company, and then only for the sole benefit of the Company during the term of employment, from removing from the premises of the Company any physical item or document, or any written, electronic or recorded copy of any physical item or document, containing or embodying any Trade Secrets/Confidential Information, including without limitations the same in electronic or digital form. Covered Parties shall not leave any of the Company’s Trade Secrets/Confidential Information unattended in any area, whether on or off the Company’s premises, where leaving such information unattended creates a risk that the information may be accessed or acquired by any individual who is not authorized to view or access the Trade Secrets/Confidential Information.

You shall not, except as required in the conduct of the Company’s business or as authorized in writing by the Company, disclose or use during your term of employment or subsequent thereto any Trade Secrets/Confidential Information. Furthermore, all records, files, plans, documents, and the like relating to the business of the Company you prepare, use, or come in contact with shall be and shall remain the sole property of the Company and shall not be copied without written permission of the Company and shall be returned to the Company on termination of your employment, regardless of whether requested by the Company to do so at the time of your termination, or at the Company’s request at any time.

c.            Disclosure of Trade Secrets/Confidential Information

In addition, because the Company interacts with other companies and organizations, there may be times when you learn confidential non-public information about other companies. You must treat this information in the same manner as you are required to treat the Company’s Trade Secrets/Confidential Information. There may even be times when you must treat as confidential the fact that the Company has an interest in, or are involved with, another company.

Covered Parties have a duty to refrain from disclosing to any person confidential or proprietary information about the Company or any other company learned in the course of employment here, until that information is disclosed to the public through approved channels (usually through a press release, an SEC filing or a formal communication from a member of senior management). This policy requires you to refrain from discussing confidential or proprietary information with outsiders and even with other Company employees, consultants or independent contractors unless those persons have a legitimate need to know the information to perform their job duties. Unauthorized use or distribution of this information could also be illegal and result in civil liability and/or criminal penalties.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, computer disks, memory sticks, laptop computers, tablets and mobile devices, should be stored securely. Unauthorized posting or discussion of any information concerning the Company’s business, information or prospects on the Internet is prohibited. You may not discuss the Company’s business, information or prospects on blog posts or social media sites (including Facebook and Twitter), or in response to news reports or articles, regardless of whether you use your own name or a pseudonym. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and “quasi-public” areas within the Company. Please take special care when talking to your friends, family or others about the Company or its industry.

Upon termination of your employment or engagement, you may be asked to return all confidential or proprietary information in your possession to the Company.

Notwithstanding the foregoing, this section does not prohibit you from reporting possible unlawful conduct to governmental agencies or entities or, if applicable, self-regulatory organizations (i.e., a non-governmental organization with statutory responsibility to develop and enforce regulations for its own members), or otherwise cooperating with any such agencies, entities or organizations that may be investigating possible unlawful conduct, including providing documents or other information to such agencies, entities or organizations, without notice to the Company, to the extent required by applicable laws.

10.            MAINTENANCE OF CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS; FINANCIAL INTEGRITY; PUBLIC REPORTING

The Company’s public communications must be full, fair, accurate, timely and understandable. All Covered Parties have an obligation to ensure that the reports the Company prepares and files with the Securities and Exchange Commission (the “SEC”), as well as any other public communications made by the Company, provide full, fair, accurate, timely and understandable disclosure and fairly present the Company’s financial condition and results of operations.

The integrity of the Company’s records and public disclosures depends upon the validity, accuracy and completeness of the information supporting the entries in its books of account. Therefore, the Company’s corporate and business records should be completed accurately and honestly. The making of false or misleading entries, whether they relate to financial results or otherwise, is strictly prohibited. The Company’s records serve as a basis for managing its business and are important in meeting its obligations to others with whom the Company does business. As a result, it is important that the Company’s books, records and accounts accurately and fairly reflect, in reasonable detail, its assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities. The Company requires that:

•	no entry be made in its books and records that intentionally hides or disguises the nature of any transaction or of any of its liabilities or misclassifies any transactions as to accounts or accounting periods;

•	transactions be supported by appropriate documentation;

•	the terms of commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in the Company’s books and records;

•	Covered Parties comply with the Company’s system of internal controls; and

•	no cash or other assets be maintained for any purpose in any unrecorded or “off-the-books” fund.

In addition:

•	no Covered Party may knowingly take or authorize any action that would cause the Company’s financial records or financial disclosure to fail to comply with generally accepted accounting principles, the rules and regulations of the SEC or other applicable laws, rules and regulations;

•	all Covered Parties must cooperate fully with the Company’s accounting and audit teams, as well as its independent public accountants and counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that the Company’s books and records, as well as its public communications and other reports filed with the SEC, are accurate and complete; and

•	no Covered Party should knowingly make (or cause or encourage any other person to make) any false or misleading statement in any of the Company’s public communications or reports filed with the SEC or knowingly omit (or cause or encourage any other person to omit) any information necessary to make the information in any of the Company’s reports accurate in all material respects.

Any Covered Party who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly.

11.            DISCRIMINATION AND HARASSMENT

The Company is an equal opportunity employer and will not tolerate illegal discrimination or harassment of any kind. The Company is committed to providing a workplace free of discrimination and harassment based on race, color, religion, age, gender, national origin, ancestry, sexual orientation, disability, veteran status, or any other basis prohibited by applicable law. Examples include derogatory comments based on a person’s protected class and sexual harassment and unwelcome sexual advances. Similarly, offensive or hostile working conditions created by such harassment or discrimination will not be tolerated.

12.            ANTITRUST LAWS AND COMPETITION

The purpose of antitrust laws is to preserve fair and open competition and a free market economy, which are goals that the Company fully supports. Covered Parties must not directly or indirectly enter into any formal or informal agreement with competitors that fixes or controls prices, divides or allocates markets, limits the production or sale of products, boycotts certain suppliers or customers, eliminates competition or otherwise unreasonably restrains trade.

13.            POLITICAL CONTRIBUTIONS

Covered Parties may participate in the political process as individuals on their own time. However, Covered Parties must make every effort to ensure that they do not create the impression that they speak or act on behalf of the Company with respect to political matters. Company contributions to any political candidate or party or to any other organization that might use the contributions for a political candidate or party are prohibited. A Covered Party may not receive any reimbursement from corporate funds for a personal political contribution.

14.            ENVIRONMENTAL PROTECTION

The Company is committed to managing and operating its assets in a manner that is protective of human health and safety and the environment. It is our policy to comply with both the letter and the spirit of the applicable health, safety and environmental laws and regulations and to attempt to develop a cooperative attitude with government inspection and enforcement officials. Covered Parties are encouraged to report conditions that they perceive to be unsafe, unhealthy or hazardous to the environment.

15.            COMPLIANCE STANDARDS AND PROCEDURES

a.	Compliance Resources

To facilitate compliance with the Code of Conduct, the Company has implemented a program of awareness, training and review.

The Compliance Officer is a person to whom you can address any questions or concerns. Chief Legal Officer of AEON Biopharma, Inc. is the currently appointed Compliance Officer. The Compliance Officer can be reached by email at legal@aeonbiopharma.com.

Your most immediate resource for any matter related to the Code of Conduct is your supervisor. He or she may have the information you need or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with the Compliance Officer. A dedicated website www.lighthouse-services.com/aeonbiopharma is available to those who wish to report violations of the Code of Conduct, or to ask questions about the Company’s policies. If you are uncomfortable contacting the Compliance Officer or if the suspected violation involves the Compliance Officer, please contact your direct manager or department head.

If you prefer to leave an anonymous message, you may do so by calling the Company’s whistleblower hotline toll-free at 855-650-0005 or through the Company’s Compliance reporting website at www.lighthouse-services.com/aeonbiopharma although the Compliance Officer will be unable to obtain follow-up details from you that may be necessary to investigate the matter. Whether you identify yourself or remain anonymous, your telephonic contact will be kept strictly confidential to the extent reasonably possible within the objectives of the Code of Conduct and subject to applicable law, regulation or legal proceedings.

b.	Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, you should discuss the matter promptly with your supervisor or the Compliance Officer. Even the appearance of impropriety can be very damaging and should be avoided. If you are aware of a suspected or actual violation of the Code of Conduct standards by others, you have a responsibility to report it. The Company will not permit discrimination or retaliation of any kind by or on behalf of the Company against you if you make a good faith report or complaint regarding violations of this Code of Conduct or other illegal or unethical behavior. The Company will take prompt disciplinary action against any Covered Party who discriminates or retaliates against you. If you believe you have been subjected to any harassment, threat, demotion, discharge, discrimination or retaliation by the Company or its agents for reporting complaints regarding the Code of Conduct, you may file a complaint with the Compliance Officer or the Company’s Human Resources department.

Supervisors must promptly report any complaints or observations of Code of Conduct violations to the Compliance Officer. If you believe your supervisor has not taken appropriate action, you should contact the Compliance Officer directly. The Compliance Officer will investigate all reported possible Code of Conduct violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Your cooperation in the investigation will be expected. As needed, the Compliance Officer will consult with the Company’s senior management team or Board of Directors (the “Board”). It is the Company’s policy to employ a fair process by which to determine violations of the Code of Conduct.

If any investigation indicates that a violation of the Code of Conduct has probably occurred, the Company will take such action as it believes to be appropriate under the circumstances. If the Company determine that any Covered Party is responsible for a Code of Conduct violation, he or she will be subject to disciplinary action up to, and including, termination of employment and, in appropriate cases, civil action or referral for criminal prosecution. Appropriate action may also be taken to deter any future Code of Conduct violations.

c.	Waivers

Before a Covered Party (other than a director or executive officer of the Company), or an immediate family member of a Covered Party (other than a director or executive officer of the Company), engages in any activity that would be otherwise prohibited by the Code of Conduct, he or she is strongly encouraged to obtain a written waiver from the Compliance Officer or the Board.

Before a director or executive officer, or an immediate family member of a director or executive officer, engages in any activity that would be otherwise prohibited by the Code of Conduct, he or she must obtain a written waiver from the Board. To the extent required by applicable rules of the SEC and any stock exchange on which the Company’s securities are traded, such waiver must then be disclosed to the Company’s stockholders, along with the reasons for granting the waiver.